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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2003


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F  X         Form 40-F
                             -----                -----



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes             No  X
                          -----          -----


     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           ]
                                                  ---------


                      ------------------------------------

     This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and
333-86936) of DaimlerChrysler AG



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                               DAIMLERCHRYSLER AG




FORM 6-K: TABLE OF CONTENTS


1. Press Release of DaimlerChrysler AG, dated January 31, 2003, regarding changes on DaimlerChrysler's Board of Management



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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.



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                                                                             1




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                                 DAIMLERCHRYSLER


                                                           Press Information

                                                           January 31, 2003

Contact:
Hartmut Schick, +49 (0) 711 - 17 9344


              DAIMLERCHRYSLER: CHANGES IN THE BOARD OF MANAGEMENT

o    A YOUNGER AND MORE FOCUSED BOARD OF MANAGEMENT

o CONTRACTS OF DR. ECKHARD CORDES (52) AND DR. DIETER ZETSCHE (49) EXTENDED FOR FIVE YEARS

o    CONTRACT OF DR. MANFRED GENTZ (61) EXTENDED FOR ONE YEAR

o CONTRACT OF THOMAS W. SIDLIK (53) EXTENDED FOR FIVE YEARS, WITH ADDED RESPONSIBILITY FOR GLOBAL PROCUREMENT & SUPPLY

o BODO UEBBER (43) APPOINTED NEW DEPUTY MEMBER OF THE BOARD OF MANAGEMENT RESPONSIBLE FOR DAIMLERCHRYSLER SERVICES

o    DR. MANFRED BISCHOFF (60) APPOINTED DELEGATE FOR THE AEROSPACE INDUSTRY

o DR. KLAUS MANGOLD (59) APPOINTED EXECUTIVE ADVISOR TO THE CHAIRMAN FOR CENTRAL AND EASTERN EUROPE AND CENTRAL ASIA

o    GARY C. VALADE (60) APPOINTED ADVISOR FOR GLOBAL PROCUREMENT & SUPPLY


Stuttgart / Auburn Hills - The Supervisory Board of DaimlerChrysler AG made the following decisions today:


The contracts of Dr. Eckhard Cordes, Member of the Board of Management responsible for Commercial Vehicles, and Dr. Dieter Zetsche, Member of the Board of Management responsible for the Chrysler Group, are extended


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                                        2


for five years, effective December 16, 2003. Their respective areas of responsibility remain unchanged.


The contract of Dr. Manfred Gentz, Member of the Board of Management responsible for Finance & Controlling, is extended for another year, effective December 16, 2003. This decision was made in accordance with the DaimlerChrysler policy that contracts of members of the Board of Management over the age of 60 can at any one time only be extended for one year.


The contract of Thomas W. Sidlik is extended for five years, effective December 16, 2003. At that time, he will assume additional responsibility for Global Procurement & Supply. There will then no longer be a member of the Board of Management responsible only for Chrysler Group Procurement & Supply activities.


Bodo Uebber is appointed Deputy Member of the Board of Management, effective December 16, 2003, with responsibility for DaimlerChrysler Services.


Dr. Manfred Bischoff, Dr. Klaus Mangold, and Gary C. Valade will leave the Board of Management at the end of 2003, but will continue to remain available to the company in advisory capacities.


Dr. Manfred Bischoff is appointed DaimlerChrysler Delegate for the Aerospace Industry, as of 2004, to focus more directly on the Group's aerospace activities. In his new function, he will continue to report directly to the Chairman of the Board of Management of DaimlerChrysler AG. Dr. Bischoff will also continue as Chairman of EADS and Chairman of the Supervisory Board of MTU Aero Engines, thus ensuring the uninterrupted representation of DaimlerChrysler's interests within the European Aerospace industry.




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                                        3


Dr. Ruediger Grube, Member of the Board of Management responsible for Corporate Development, will assume additional responsibility for the Group's alliance with Mitsubishi Motors Corporation, effective December 16, 2003.


Dr. Klaus Mangold is appointed Executive Advisor to the Chairman for Central and Eastern Europe and Central Asia, as of 2004. In his new function, he will report directly to the Chairman of the Board of Management. Dr. Mangold will primarily concentrate on initiatives to increase the Group's business in Central and Eastern Europe, as well as in Central Asia.


Gary C. Valade, currently the Member of the Board of Management responsible for Global Procurement & Supply, will advise the Group on Procurement & Supply issues as of 2004, reporting directly to the Chairman of the Board of Management.


PHOTO AND CURRICULUM VITAE OF BODO UEBBER CAN BE FOUND ON THE INTERNET AT:
WWW.MEDIA.DAIMLERCHRYSLER.COM

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            DaimlerChrysler AG





                            By: /s/ ppa.   Robert Koethner
                                --------------------------------------
                                Name:   Robert Koethner
                                Title:  Vice President
                                        Chief Accounting Officer




                              By: /s/ i. V.  Silvia Nierbauer
                                 -------------------------------------
                                 Name:  Silvia Nierbauer
                                 Title: Director



Date: January 31, 2003